PT Indosat Tbk

Key highlights for the first quarter ending 31 March 2009

Indosat delivers sound performance in the first quarter of 2009

Jakarta, 21 April 2009. PT Indosat Tbk (“Indosat” or the “Company”) is pleased to announce key unaudited financial and operational highlights for the period ending March 31, 2009.

Key Highlights

(for the period ending 31 March 2009)

	Q1 -2008	Q1 -2009	% Change
Operating Revenues (IDRbn)	4,269.2	4,497.4	5.3
Operating Expenses (IDRbn)	3,222.1	3,425.3	6.3
EBITDA (IDRbn)	2,205.7	2,197.7	(0.4)
EBITDA Margin (%)	51.7	48.9	(2.8)
Net Income (IDRbn)	613.9	107.9	(82.4)
Total Debt (IDRbn)	17,491.9	23,002.4	31.5
Total cellular subscribers (Million)	26.4	33.3	26.1

Indosat is reporting unaudited financial and operational highlights in-line with the timing of the Q1 2009 results announcement by Qatar Telecom Q.S.C. (“Qtel”) which fully consolidates Indosat results. Furthermore, Indosat is undertaking a limited audit review of its Q1 2009 results and would expect the completion and release of the audit reviewed results by mid-May 2009. An investor and media black-out period will be in effect until filing of full results in order to ensure all stakeholders have equal access to information. Subsequent to the filing of audit-reviewed results, Indosat will host an analyst and investor conference call.

“In spite of unprecedented market challenges, Indosat has again delivered positive results with year on year growth in revenue, and at the same time addressing calling-card type behavior within the subscriber base. The decline in Net Income, largely as a result of the depreciation of the Indonesian Rupiah to the US Dollar, highlights the effects of current market volatility. Indosat will remain committed to value driven growth, operational excellence and prudent financial management. The company will also continue to deploy new services and network capacity for our customers” said Johnny Swandi Sjam, President Director Indosat.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. And the company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.